January 2, 2008

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Linda Stirling

· Re: Preliminary Proxy Statement for Putnam Master Intermediate Income Trust (the “Fund”)

Dear Ms. Stirling:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on December 11, 2007 regarding the Fund’s preliminary proxy statement filed with the Commission on December 7, 2007 (the “Proxy Statement”).

For convenience of reference, I have summarized the Commission Staff’s comments before the response by the Fund.

1. Comment: Please explain why Proposal 1, “Fixing the number of Trustees at 13 and electing your fund’s nominees for Trustees,” is not unbundled into two separate proposals.

Response: We believe that fixing the number of trustees and electing the fund’s nominees are “inextricably intertwined” within the meaning of the Commission’s guidance on the bundling of proxy proposals, particularly in the context of an uncontested election of Trustees, and would therefore “be impractical to separate” (1995 “Generic Comment Letter,” Section III.G).

Since the Fund’s Trustees are elected by plurality vote, in an uncontested election it is virtually certain that if a quorum is achieved each of the nominees on the ballot will be elected. Where the Fund’s Trustees recommend, as they have done in this instance, that shareholders elect each of the Fund’s nominees, as opposed to nominating a greater number of Trustees than are proposed to be elected, the actions by shareholders of fixing the number of Trustees and electing nominees are essentially and practically inseparable. Separating this into two proposals would

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create the possibility that the proposal to fix the number of Trustees would be defeated, leading to uncertainty about the validity of votes taken on the election of the nominees and about how many, if any, nominees could be elected and/or serve as Trustees. In light of this risk, and in view of the fact that the current nominations are uncontested, we believe that unbundling these actions would be impractical.

2. Comment: Please confirm that the Proxy Statement discloses the vote required under Proposal 1, the election of nominees for Trustees of the Fund.

Response: We have added a new “Q” to the Q&A for Proposal 1 stating that the fund’s Trustees are elected by plurality vote, with, in this case, the 13 nominees receiving the most votes being elected.

3. Comment: In the table disclosing beneficial ownership of shares by the nominees for Trustees, please revise the heading of the column “Shares Beneficially Owned” to indicate that the column identifies ownership only of shares of the Fund and not of other funds.

Response: We have made the suggested revision in the definitive proxy statement.

4. Comment: Please confirm that the Proxy Statement includes the disclosure required by Schedule 14A about the availability of rights to dissenting shareholders with respect to the proposals.

Response: The Proxy Statement, under the section “Quorum and Methods of Tabulation,” includes the following statement: “Shareholders who object to any proposal in this Proxy Statement will not be entitled under Massachusetts law or your fund’s Agreement and Declaration of Trust to demand payment for, or an appraisal of, their shares.”

5. Comment: Please confirm that the Proxy Statement includes the disclosure required by Schedule 14A about the Fund’s principal underwriter.

Response: As an exchange-listed closed-end fund that has completed its offering of securities, the Fund does not have a principal underwriter.

I believe that this letter addresses the Commission Staff’s comments. Please also find attached as Appendix A certain representations by an officer of the Fund in connection with the Proxy Statement. Should you have any further questions, please do not hesitate to call me at (617) 760-8939. Thank you for your assistance.

Very truly yours,

James F. Clark
Vice President and Senior Counsel
Putnam Investments

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cc: James E. Thomas, Ropes & Gray LLP

9811803.1

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Appendix A

· Re: Preliminary Proxy Statement (the “Proxy Statement”) of Putnam Master Intermediate Income Trust (the “Fund”)

Reference is made to the Proxy Statement and to the attached letter from an officer of Putnam Investments. As requested, we acknowledge the following: (i) the comments of the Commission’s Staff with respect to the filing, and this response, do not foreclose the Commission or its Staff from taking any action with respect to the filing; (ii) should the Commission or its Staff not take any action with respect to the filing, it does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) should the Commission or its Staff not take any action with respect to the filing, the Fund may not assert this as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Very truly yours,

Robert R. Leveille
Vice President and Chief Compliance Officer
Putnam Master Intermediate Income Trust

January 2, 2008